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                                                                     EXHIBIT 2.4

                               PLAN OF DISSOLUTION

        This Plan of Dissolution (this "Plan") is for the purpose of effecting the complete liquidation and dissolution of 3dfx Interactive, Inc., a California corporation (the "Company").

        1. Approval of this Plan. In accordance with Section 1900(a) of the California Corporations Code, this Plan shall be submitted to the shareholders of the Company for approval at the Special Meeting of Shareholders to be held for that purpose. This Plan shall become effective and voluntary proceedings for winding up shall commence on such date, after the approval of the holders of a majority of the Company's outstanding shares of stock, as the Board of Directors (the "Board") may designate (the "Effective Date").

        2. Consummation of the Purchase Agreement Transaction; Cessation of Business. Following the effectiveness of this Plan, and in the event the Company's shareholders approve the transaction (the "Asset Sale") contemplated by that certain Asset Purchase Agreement dated as of December 15, 2000, between the Company, nVidia Corporation and a subsidiary of nVidia Corporation (as it may be amended, the "Purchase Agreement"), the Company shall consummate the Asset Sale, and then continue with its winding up pursuant to this Plan and shall not engage in any further business activities, except for the purpose of managing its investments in cash, cash equivalents and other marketable securities, completing work in process, disposing of its assets, providing for satisfaction of its obligations, adjusting and winding up its business and affairs, and distributing the proceeds from the disposition of its assets in accordance with this Plan. The Board then in office shall continue in office solely for that purpose. The Board shall dissolve the Company as soon as it deems feasible.

        3. Continuing Employees and Consultants. For the purpose of effecting the liquidation of the Company's assets, the Company shall hire or retain, at the discretion of the Board, such employees and consultants as the Board deems necessary or advisable to supervise the liquidation.

        4. Expenses of Liquidation. The Board shall provide, from the assets of the Company, reasonable funds for payment of the expenses of the dissolution and liquidation of the Company, including filing fees and other expenses relating to the holding of the Special Meeting of Shareholders to consider this Plan and other documentation required in connection with this Plan, continuation of employees and/or consultants engaged in the liquidation process, accountants' and attorneys' fees and expenses, and other reasonable fees and expenses incurred in connection with the liquidation process.

        5. Payment of Legally Enforceable Claims. The Company shall satisfy, or adequately provide for the satisfaction of, all its legally enforceable debts and liabilities in an orderly manner (as well as the debts and liabilities of its subsidiaries that are legally enforceable



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against the Company or which in the opinion of the board should be paid or provided for in order to maximize assets ultimately available to the Company's shareholders).

        6. Provision for Continued Indemnification of Board and Officers. The Company may reserve sufficient assets and/or obtain and maintain such insurance as shall be necessary to provide for continued indemnification of the members of the Board, officers and agents of the Company, and other parties whom the Company has agreed to indemnify, to the full extent provided by the articles of incorporation and bylaws of the Company, any existing indemnification agreements between the Company and any of such persons, and applicable law. At the discretion of the Board, such insurance may include coverage for periods after the dissolution of the Company, including periods after the termination of any Liquidating Trust (as defined below), and may include coverage for trustees, employees and agents of such Liquidating Trust.

        7. Distributions to Shareholders. After paying or adequately providing for the expenses of liquidation and lawful debts and liabilities and reserving sufficient assets and/or obtaining insurance as set forth in Section 6, the Board is authorized to make a distribution to shareholders from the proceeds of the Asset Sale. Any remaining assets will thereafter be distributed to the shareholders of the Company in accordance with their respective shareholdings.

        8. Liquidating Trust. If it is deemed advisable by the Board for any reason, the Board may cause the Company to create a liquidating trust (the "Liquidating Trust") and to distribute beneficial interests in the Liquidating Trust to the shareholders as part of the liquidation process. The Liquidating Trust shall be constituted pursuant to a liquidating trust agreement in such form as the Board may approve, it being intended that the transfer and assignment to the Liquidating Trust pursuant hereto and the distribution to shareholders of the beneficial interests therein shall constitute a part of the final liquidating distribution by the Company to the shareholders of their pro rata interests in the remaining amount of cash and other property held by or for the account of the Company. From and after the date of the Company's transfer of cash and property to the Liquidating Trust, the Company shall have no interest of any character in and to any such cash and property and all of such cash and property shall thereafter be held by the Liquidating Trust solely for the benefit of and ultimate distribution to the shareholders, subject to any unsatisfied debts, liabilities and expenses.

        9. Authorization. The Board or the trustees of the Liquidating Trust, and such officers of the Company as the Board may direct shall have the powers and duties specified in Section 2001 of the California Corporations Code and are hereby authorized to interpret the provisions of this Plan and are hereby authorized and directed to take such further actions, to execute such agreements, conveyances, assignments, transfers, certificates and other documents, as may in their judgment be necessary or desirable in order to wind up expeditiously the affairs of the Company and complete the liquidation thereof, including, without limitation, (i) the execution of any contracts, deeds, assignments or other instruments necessary or appropriate to sell or otherwise dispose of, any and all property of the Company remaining after the



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consummation of the Asset Sale, whether real or personal, tangible or intangible, (ii) the appointment of other persons to carry out any aspect of this Plan, (iii) the temporary investment of funds in such medium as the Board may deem appropriate, and (iv) the modification of this Plan as may be necessary to implement this Plan. The death, resignation or other disability of any director or officer of the Company shall not impair the authority of the surviving or remaining directors or officers of the Company (or any persons appointed as substitutes therefor) to exercise any of the powers provided for in this Plan. Upon such death, resignation or other disability, the surviving or remaining directors shall have the authority to fill the vacancy or vacancies so created, but the failure to fill such vacancy or vacancies shall not impair the authority of the surviving or remaining directors or officers to exercise any of the powers provided for in this Plan.

        10. Amendment or Delay of Implementation of this Plan. The Board may, by vote of the majority of the Board then in office, amend this Plan or delay the implementation of this Plan, whether or not a vote of the shareholders has previously occurred, unless the Board determines that such amendment or delay would materially and adversely affect the shareholders' interests.